 VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS -- SERIES A CUSIP --
                                   920-932-209
 VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS -- SERIES B CUSIP --
                                  920-932-308

                        NOTICE OF PROPOSED REORGANIZATION

     NOTICE IS HEREBY GIVEN that VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICPALS ("TRUST FOR INVESTMENT GRADE FLORIDA MUNICPALS ") is scheduled to reorganize, assuming shareholders of Trust for Investment Grade Florida Municipals, approve the reorganization at the shareholder meeting scheduled for May 18, 2007, into VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICPALS (the "Acquiring Fund") after the close of business on JUNE 8, 2007.

     The Acquiring Fund currently has seven series of auction preferred shares ("APS"). After the reorganization is completed, the Acquiring Fund will have nine series of APS: (i) the Acquiring Fund's existing APS will comprise Series A APS, Series B APS, Series C APS, Series D APS, Series E APS, Series F APS, Series G APS, (ii) the Acquiring Fund will issue two new series of APS ("Acquiring Fund Series H APS", and "Acquiring Fund Series I APS") in exchange for Trust for Investment Grade Florida Municipal's existing APS ("Trust for Investment Grade Florida Municipals Series A APS", and "Trust for Investment Grade Florida Municipals Series B APS", respectively). The number of days in the regular dividend period for Acquiring Fund Series H APS, and Acquiring Fund Series I APS, will remain the same as the existing APS for Trust for Investment Grade Florida Municipals Series A APS, and Trust for Investment Grade Florida Municipals Series B APS, respectively (i.e., an auction for Acquiring Fund Series H APS and Acquiring Fund Series I will occur every 28 days, unless the Acquiring Fund declares a special dividend period).

     The auction for Trust for Investment Grade Florida Municipals Series A APS will occur on May 23, 2007. On June 8, 2007, holders of Trust for Investment Grade Florida Municipals Series A APS will receive a dividend representing the sixteen-day period from May 24, 2007 through June 8, 2007. The initial dividend rate for Acquiring Fund Series H APS will be the rate as determined at the May 23, 2007 auction for Trust for Investment Grade Florida Municipals Series A APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series H APS, which is expected to be on June 20, 2007 (i.e., 28 days after May 23, 2007).

     The auction for Trust for Investment Grade Florida Municipals Series B APS will occur on May 16, 2007. On June 8, 2007, holders of Trust for Investment Grade Florida Municipals Series B APS will receive a dividend representing the twenty three-day period from May 17, 2007 through June 8, 2007. The initial dividend rate for Acquiring Fund Series I APS will be the rate as determined at the May 16, 2007 auction for Trust for Investment Grade Florida Municipals Series B APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series I APS, which is expected to be on June 13, 2007 (i.e., 28 days after May 16, 2007).

     The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the Securities and Exchange Commission's web site at www.sec.gov.


                                       VAN KAMPEN TRUST FOR INVESTMENT
                                       GRADE FLORIDA MUNICPALS


Dated: May 15, 2007                    By: JAMES W. GARRETT
                                           -----------------------
                                           James W. Garrett
                                           Chief Financial Officer and Treasurer